

SEC 07007414 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNING & NAPIER INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport	NY	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Galusha 585-325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – if individual, state last, first, middle name)

2200 Chase Square	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MANNING & NAPIER INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CASH	$ 164,939	$ 97,896
ACCOUNTS RECEIVABLE—Affiliate	-	1,605
PREPAID ASSETS	57,993	54,528
TOTAL	$ 222,932	$ 154,029
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 182	$ 10
Accrued expenses	28,261	32,590
Stock purchase note payable	696	-
Total liabilities other than shares	29,139	32,600
SHARES SUBJECT TO MANDATORY REDEMPTION	51,884	25,594
SHAREHOLDERS' EQUITY:		
Common stock, $0.01 par value—authorized, 4,775,950 shares; issued and outstanding, 2,454,428 shares as of December 31, 2006 and 2005	24,544	24,544
Additional paid-in capital	251,136	251,136
Treasury stock, 220,330 and 148,200 shares—at cost, as of December 31, 2006 and 2005, respectively	(537)	(10)
Excess of common stock and accumulated deficit attributable to shares subject to mandatory redemption and over redemption amount (Note 6)	48,321	25,182
Accumulated deficit	(179,195)	(201,143)
Stock subscriptions receivable	(2,360)	(3,874)
Total shareholders' equity	141,909	95,835
TOTAL	$ 222,932	$ 154,029

See notes to financial statements.

END